SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

América Móvil’s third quarter of
2014 financial and operating report

Mexico City, October 23, 2014 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the third quarter of 2014.

We added 1.5 million accesses in the third quarter, including 1.4 fixed RGUs to end September with 364.4 million accesses, 1.8% more than a year before. This figure includes 286.8 million wireless subs, 34.0 million landlines, 22.2 million broadband accesses and 21.4 million PayTV units. Telekom Austria contributed   24.3 million accesses.

Our postpaid subscriber base continued to grow rapidly, as was the case with our PayTV and broadband accesses. They were up 5.6%, 12.2% and 8.5% respectively relative to the year-earlier quarter.

Third quarter revenues totaled 221 billion pesos, 4.0% more than a year before. At constant exchange rates, our service revenues increased 4.7% in the quarter, led by mobile data services and by PayTV revenues that rose 15.2% and 14.7%, respectively.

EBITDA of 69.2 billion pesos was roughly flat at 0.4% in peso terms. At constant exchange rates, it rose 6.3%, slightly more than would have been posted the prior quarter.

Our operating profits declined 5.5% year-on-year to 37.6 billion pesos essentially on account of higher depreciation and amortization charges. Our net profits for the quarter were down 39.3% year-on-year to 10.1 billion pesos.

Our cash flow allowed us to cover capital expenditures in the amount of 82.0 billion pesos, fund 34 billion pesos in shareholder distributions and contribute 15.9 billion pesos to our pension funds. In addition to the above we were able to reduce our net debt by 30.7 billion pesos to 490.6 billion pesos at the end of September. It represented 1.63x EBITDA (last twelve months).

Note: Telekom Austria Group was consolidated in America Movil’s results from July 1st. All the financial and operational comparisons on this page are pro-forma to facilitate comparisons with prior quarters.

América Móvil Fundamentals (IFRS)

	3Q14	3Q13	Var. %
EPS (Mex$)(1)	0.15	0.23	-37.0%
Earning per ADR (US$)(2)	0.22	0.36	-37.9%
Net Income (millions of Mex$)	10,120	16,682	-39.3%
Average Shares Outstanding (billion) (3)	69.10	71.72	-3.7%
Average ADRs Outstanding (millions) (4)	459	531	-13.5%
(1) Net Income / Average Shares outstanding (2) 20 shares per ADR (3) All figures in the table reflect retroactively the 2:1 split that became effective on June 29th, 2011 (4) As per Bank of NY Mellon

Relevant Events

On September 30th Claro Brazil was granted the use of 20MHz of spectrum nationwide in the 700MHz frequency for a 15-year period through a public auction process. The spectrum will be used in conjunction with our 4G-LTE network.

On October 16th the extended tender offer of América Móvil for shares of Telekom Austria—the extension being a legal requirement in the country so that the offer period can reach 90 days—expired. A total of 38,436,668 shares—8.68% of the company—were tendered, bringing the ownership interest of America Movil in Telekom Austria to 59.70%. America Movil is consolidating Telekom Austria in its financial statements from July 1st.

América Móvil’s Subsidiaries as of September 2014

Country	Brand	Business	Equity Participation	Consolidation Method
Mexico	Telcel	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	97.8%	Global Consolidation Method
	Sección Amarilla (1)	other	97.8%	Global Consolidation Method
	Telvista	other	89.0% (2)	Global Consolidation Method
Argentina	Claro	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	99.6%	Global Consolidation Method
Brazil	Claro	wireless	100.0%	Global Consolidation Method
	Embratel(1)	wireline	95.8%	Global Consolidation Method
	Net	Cable	92.5%	Global Consolidation Method
Chile	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	100.0%	Global Consolidation Method
Colombia	Claro	wireless	99.4%	Global Consolidation Method
	Telmex	wireline	99.3%	Global Consolidation Method
Costa Rica	Claro	wireless	100.0%	Global Consolidation Method
Dominicana	Claro	wireless/wireline	100.0%	Global Consolidation Method
Ecuador	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	97.8%	Global Consolidation Method
El Salvador	Claro	wireless/wireline	95.8%	Global Consolidation Method
Guatemala	Claro	wireless/wireline	99.3%	Global Consolidation Method
Honduras	Claro	wireless/wireline	100.0%	Global Consolidation Method
Nicaragua	Claro	wireless/wireline	99.6%	Global Consolidation Method
Panama	Claro	wireless	100.0%	Global Consolidation Method
Paraguay	Claro	wireless	100.0%	Global Consolidation Method
Peru	Claro	wireless / wireline	100.0%	Global Consolidation Method
Puerto Rico	Claro	wireless/wireline	100.0%	Global Consolidation Method
Uruguay	Claro	wireless/ wireline	100.0%	Global Consolidation Method
USA	Tracfone	wireless	98.2%	Global Consolidation Method
Netherlands	KPN	wireless/wireline	21.4%	Equity Method
Austria	Telekom Austria	wireless/wireline	51.0%	Global Consolidation Method
(1) Equity Participation of Telmex Internacional of which América Móvil owns 97.77%
(2) AMX owns directly 45%and 45% through its subsidiary Telmex

Total Accesses

We had 364.4 million accesses by the end of September—9.3% more than a year before— mostly on account of the consolidation of 24.3 million accesses of Telekom Austria. On a pro-forma basis our access base increased 1.8% over the prior year. Altogether we had 286.8 million wireless subscribers, 34.0 million landlines, 22.2 million broadband accesses and 21.4 million PayTV units.

Our largest operation is in Brazil with 105.2 million accesses as of September, 5.9% more than a year before.

Wireless Subscribers

We finished September with 286.8 million clients, after incorporating 19.9 million clients of Telekom Austria. Our wireless base grew 0.5% pro-forma after net disconnections of 1.8 million subscribers in Mexico, Chile and the Central America-Caribbean block. However, our postpaid base increased 5.6% year-over-year, having added 709 thousand new contract subscribers including 409 thousand in Brazil and 128 thousand in Mexico.

Brazil accounts now for 24.3% of our client base almost the same as Mexico, with Colombia contributing 10% of our subs followed by TracFone in the US with 9%. Altogether, our operations in the Argentinean block represent 7.7%, while those in Europe account for 6.9% and the ones in the Central America-Caribbean block, 6.7%.

Wireless Subscribers as of September 2014

Total(1) (Thousands)
Country	Sep'14	Jun'14	Var.%	Sep'13	Var.%
Mexico	70,474	71,282	-1.1%	72,464	-2.7%
Brazil	69,636	68,776	1.3%	67,432	3.3%
Chile	5,677	5,781	-1.8%	5,940	-4.4%
Argentina, Paraguay and Uruguay	22,004	21,903	0.5%	21,949	0.3%
Colombia	29,291	29,109	0.6%	28,364	3.3%
Ecuador	12,280	12,226	0.4%	11,887	3.3%
Peru	12,338	12,086	2.1%	11,495	7.3%
Central America* and Caribbean	19,327	20,034	-3.5%	22,530	-14.2%
USA	25,904	25,519	1.5%	23,043	12.4%
Austria & CEE	19,903	19,878	0.2%	20,187	-1.4%
Total Wireless Lines	286,834	286,593	0.1%	285,291	0.5%

(1)Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. *Central America includes Panama and Costa Rica in every table.

Fixed Revenue Generating Units

Our fixed-RGUs reached 77.6 million at the end of September. This figure includes 4.4 million RGUs of Telekom Austria and 1.4 million new accesses obtained in the quarter, of which 570 thousand correspond to PayTV units, 439 thousand to broadband accesses and 348 thousand to landlines. In Latin America fixed RGUs were up 7.2% over the prior year with PayTV accesses rising 12.5%.

Almost 46% of our fixed-RGUs are in Brazil. They rose 11.6% over the prior year to 35.6 million accesses at the end of September, driven by PayTV and broadband accesses that expanded at rate of around 13%. Our operations in Mexico represent 28.7% of our total RGUs. Our broadband base increased 3.2%.

Central America and the Caribbean contribute almost 9% of our fixed clients, Colombia 7%, and Austria & CEE 5.5%.

Fixed-Line and Other Accesses (RGUs) as of September 2014

Total (Thousands)
Country	Sep'14	Jun'14	Var.%	Sep'13	Var.%
Mexico	22,242	22,257	-0.1%	22,419	-0.8%
Brazil	35,564	34,503	3.1%	31,876	11.6%
Colombia	5,188	5,050	2.7%	4,619	12.3%
Ecuador	336	333	1.0%	295	13.9%
Peru	1,199	1,148	4.5%	981	22.2%
Argentina, Paraguay and Uruguay	593	583	1.8%	525	13.0%
Chile	1,236	1,222	1.2%	1,146	7.9%
Central America and Caribbean	6,844	6,749	1.4%	6,407	6.8%
Austria & CEE	4,369	4,362	0.2%	4,335	0.8%
Total RGUs	77,572	76,206	1.8%	72,602	6.8%

América Móvil Consolidated Results

In the third quarter the U.S. and Mexican economies continued to gain momentum but a number of countries in the world, including in Europe and in Latin America, experienced bouts of renewed economic weakness, giving rise to important currency realignments and continued reductions in long term interest rates.

Our third quarter revenues totaled 221 billion pesos, 13.7% more than in the year-earlier quarter, reflecting among other things the consolidation in our financial results of Telekom Austria from July 1st. The year-to-year comparison results in a 4.0% revenue increase in peso terms if the 2013 results are adjusted pro-forma.

At constant exchange rates, our consolidated service revenues increased 4.7% in the quarter (pro-forma). They were led by mobile data services—that have maintained a stable rate of growth of around 15% over the last several quarters—and by PayTV revenues, which have observed high, albeit declining rates of growth (15.2% in the quarter).

The trends show the continued acceleration of fixed-data revenues—to 11.5% in the quarter from 9.3% in the fourth quarter of 2013—and gradual recovery of fixed-voice revenues, with mobile-voice revenues maintaining their decline mostly on account of regulatory measures introduced in Mexico.

America Movil's Income Statement (IFRS) Pro-forma *
Millions of Mexican pesos
	3Q14	3Q13	Var.%	Jan -	Jan -	Var.%
				Sep 14	Sep 13
Service Revenues	198,641	191,379	3.8%	588,234	572,799	2.7%
Equipment Revenues	22,243	20,940	6.2%	66,294	62,413	6.2%
Total Revenues	220,884	212,319	4.0%	654,528	635,212	3.0%

Cost of Service	67,674	63,666	6.3%	197,746	191,923	3.0%
Cost of Equipment	29,901	30,614	-2.3%	94,195	91,536	2.9%
Selling, General & Administrative Expenses	48,247	46,618	3.5%	141,025	136,333	3.4%
Others	5,873	2,489	136.0%	10,015	6,713	49.2%
Total Costs and Expenses	151,695	143,388	5.8%	442,982	426,505	3.9%

EBITDA	69,189	68,931	0.4%	211,546	208,707	1.4%
% of Total Revenues	31.3%	32.5%		32.3%	32.9%

Depreciation & Amortization	31,551	29,099	8.4%	92,834	85,947	8.0%

EBIT	37,638	39,832	-5.5%	118,712	122,760	-3.3%
% of Total Revenues	17.0%	18.8%		18.1%	19.3%

Net Interest Expense	7,096	7,315	-3.0%	20,993	19,483	7.8%
Other Financial Expenses	-5,766	1,369	n.m.	7,179	3,668	95.7%
Foreign Exchange Loss	8,970	3,026	196.4%	5,771	9,453	-38.9%
Comprehensive Financing Cost (Income)	10,300	11,710	-12.0%	33,943	32,604	4.1%

Income & Deferred Taxes	14,101	9,994	41.1%	37,382	29,731	25.7%
Net Income before Minority Interest and Equity	13,237	18,128	-27.0%	47,387	60,425	-21.6%
Participation in Results of Affiliates minus
Equity Participation in Results of Affiliates**	-2,033	- 767	-165.1%	-1,844	163	n.m.
Minority Interest	-1,084	-678	-59.8%	-1,973	-1,657	-19.0%
Net Income	10,120	16,682	-39.3%	43,570	58,931	-26.1%
* All periods include Telekom Austria Group results pro-forma
** Includes KPN n.m. Not meaningful

At 69.2 billion pesos, third quarter EBITDA was roughly flat relative to the prior year—0.4% in Mexican peso terms after the consolidation of Telekom Austria—as the EBITDA margin came down by 1.2 percentage points to 31.3%. At constant exchange rates, EBITDA rose 6.3%, substantially more than the 4.6% that would have been posted the prior quarter had TKA been already incorporated in our financial results.

Our operating profits declined 5.5% year-on-year to 37.6 billion pesos essentially on account of higher depreciation and amortization charges. We registered a comprehensive financing cost of 10.5 billion pesos that was 12.0% smaller than that of the year-earlier quarter.

Our net profit for the quarter totaled 10.1 billion pesos. The reduction in our net profit relative to that of the year before—it fell by 39.3% year-on-year—essentially had to do with a similar increase in the income and deferred taxes line item.

Balance Sheet (in accordance with IFRS)
América Móvil Consolidated
Millions of Mexican Pesos
	Sep '14	Dec '13	Var.%		Sep '14	Dec '13	Var.%

Current Assets				Current Liabilities
Cash & Securities	95,717	51,959	84.2%	Short Term Debt**	51,097	28,296	80.6%
Accounts Receivable	145,421	151,052	-3.7%	Accounts Payable	212,588	213,117	-0.2%
Other Current Assets	20,853	16,609	25.6%	Other Current Liabilities	68,272	56,382	21.1%
Inventories	34,123	38,081	-10.4%		331,957	297,795	11.5%
	296,114	257,702	14.9%

Non Current Assets
Plant & Equipment	565,354	582,897	-3.0%
Investments in Affiliates	48,166	71,421	-32.6%	Non Current Liabilities

				Long Term Debt	535,722	542,273	-1.2%
Deferred Assets				Other Liabilities	105,297	106,808	-1.4%
Goodwill (Net)	110,568	109,810	0.7%		641,020	649,082	-1.2%
Intangible Assets	74,983	84,516	-11.3%
Deferred Assets	85,498	73,329	16.6%	Shareholder's Equity	207,706	232,799	-10.8%

Total Assets	1,180,682	1,179,676	0.1%	Total Liabilities and Equity	1,180,682	1,179,676	0.1%
* Results include Telekom Austria Pro-forma. ** Includes current portion of Long Term Debt.

Our cash flow allowed us to cover capital expenditures in the amount of 82.0 billion pesos, fund 34 billion pesos in shareholder distributions and contribute 15.9 billion pesos to our pension funds. In addition to the above we were able to reduce our net debt by 30.7 billion pesos to 490.6 billion pesos at the end of September. It represented 1.63x EBITDA (last twelve months).

Financial Debt of América Móvil*

Millions of U.S. Dollars equivalent
	Dec-13	Sep-14
Peso - denominated debt	5,914	6,990
Bonds and other securities	5,914	6,967
Banks and others	0	23
U.S. Dollar - denominated debt	16,381	16,044
Bonds and other securities	15,848	15,732
Banks and others	534	312
Debt denominated in other currencies	15,201	20,582
Bonds and other securities	14,942	19,256
Banks and others	259	1,327
Total Debt	37,496	43,616
*This chart does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure.

Mexico

We ended the third quarter with 70.5 million wireless subscribers and 22.2 million fixed-line RGUs. On the mobile front we continued to see solid growth on the postpaid platform, which increased 4.3% since the beginning of the year to 9.8 million subscribers, while on the fixed-line segment broadband accesses expanded 2.5% in the same period and landlines declined by 92 thousand.

Third quarter revenues totaling 67.7 billion pesos were slightly down relative to the year-earlier quarter, -0.8%, with wire-line revenues climbing 1.9% to 26.6 billion pesos and wireless service revenues falling 5.5% to 34.3 billion pesos. The latter decline was driven by the introduction, beginning on August 13th, of a zero interconnection rate for Telcel as stipulated in the secondary laws approved at the beginning of July, as it is deemed to be a preponderant agent.

Data revenues have maintained strong growth rates on both the fixed and the mobile platforms, including accelerating ones on the latter one. Voice revenues, particularly mobile ones, have presented a declining trend throughout 2014 mostly on account of the regulatory measures introduced in the period including the elimination of national roaming charges and first the reduction, and then elimination, of termination rates for incoming traffic from other operators.

EBITDA was up 1.2% year-on-year to 30.3 billion pesos on an EBITDA margin expansion of nearly one percentage point; it came in at 44.8% of revenues. The increase in EBITDA was made possible by the reduction of costs and expenses we implemented.

INCOME STATEMENT (IFRS)
Mexico
Millions of MxP
	3Q14	3Q13	Var.%	Jan -	Jan -	Var.%
				Sep 14	Sep 13
Total Revenues	67,658	68,181	-0.8%	205,200	204,023	0.6%
Wireless Revenues	42,960	44,046	-2.5%	132,181	131,972	0.2%
Service Revenues	34,279	36,285	-5.5%	105,017	108,174	-2.9%
Equipment Revenues	7,472	7,727	-3.3%	23,183	23,544	-1.5%

Fixed Line and Other Revenues	26,579	26,082	1.9%	79,090	78,038	1.3%

EBITDA	30,325	29,951	1.2%	90,819	91,236	-0.5%
% total revenues	44.8%	43.9%		44.3%	44.7%

EBIT	23,982	23,717	1.1%	71,977	72,473	-0.7%
%	35.4%	34.8%		35.1%	35.5%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Mexico Operating Data (IFRS)

	3Q14	3Q13	Var.%
Wireless Subscribers (thousands)	70,474	72,464	-2.7%
Postpaid	9,795	9,195	6.5%
Prepaid	60,679	63,270	-4.1%
MOU	265	269	-1.4%
ARPU (MxP)	166	167	-0.6%
Churn (%)	4.2%	3.7%	0.5
Revenue Generating Units (RGUs)*	22,242	22,419	-0.8%
* Fixed Line and Broadband

Argentina, Paraguay and Uruguay

Altogether, our operations in Argentina, Paraguay and Uruguay finished September with 22 million wireless subscribers after net additions of 101 thousand clients. In addition, we had 593 thousand RGUs on our fixed platform, 13.0% more than a year before.

Our third quarter revenues, 6.4 billion Argentinean pesos, were 42.3% greater than a year before, reflecting among other things the inflationary pressures registered throughout the year. Wireless service revenues were up 28.1%—buoyed by data revenues that expanded 42.7% in the period—while equipment revenues nearly doubled as compared to those of 2013. Fixed line revenues for the quarter reached 418 million Argentinean pesos, exceeding by 39.9% those obtained a year ago.

EBITDA for the quarter was up 49.4% year-on-year and topped two billion Argentinean pesos as the EBITDA margin climbed 1.6 percentage points to reach 32.8% of revenues.

INCOME STATEMENT (IFRS)
Argentina, Paraguay & Uruguay
Millions of ARP
	3Q14	3Q13	Var.%	Jan -	Jan -	Var.%
				Sep 14	Sep 13
Total Revenues	6,409	4,504	42.3%	17,380	12,659	37.3%
Wireless Revenues	6,024	4,256	41.5%	16,295	11,942	36.5%
Service Revenues	4,395	3,432	28.1%	12,244	9,941	23.2%
Equipment Revenues	1,610	833	93.3%	4,026	1,996	101.7%

Fixed Line and Other Revenues	418	299	39.9%	1,195	820	45.8%

EBITDA	2,099	1,405	49.4%	5,634	4,129	36.5%
% total revenues	32.8%	31.2%		32.4%	32.6%

EBIT	1,757	1,113	57.9%	4,658	3,336	39.6%
%	27.4%	24.7%		26.8%	26.4%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Argentina, Uruguay & Paraguay Operating Data (IFRS)

	3Q14	3Q13	Var.%
Wireless Subscribers (thousands)	22,004	21,949	0.3%
Postpaid	2,838	2,959	-4.1%
Prepaid	19,167	18,990	0.9%
MOU	139	148	-6.2%
ARPU (ARP)	67	53	26.3%
Churn (%)	2.2%	1.9%	0.2
Revenue Generating Units (RGUs)	593	525	13.0%
* Fixed Line, Broadband and Pay TV

Brazil

We finished September with a total of 105.2 million accesses in Brazil, 5.9% more than a year before. Our wireless subscriber base reached 69.6 million—up 3.3% year-on-year—having added 860 thousand new clients in the quarter. Postpaid net additions were 409 thousand, almost 150% more than in the year-earlier quarter, leading to an increase of our contract base of 9.7%. Fixed RGUs reached 35.6 million, 11.6% more than a year before, as we added 510 thousand PayTV units, 315 thousand landlines and 237 thousand broadband accesses in the quarter.

Revenues were up 6.5% in the third quarter to 8.9 billion reais on the back of an 11.1% increase in fixed-line revenues. These, which account for two thirds of the total, were led by PayTV revenues that expanded 15.2%, followed closely by broadband revenues, up 13.2% year-on-year. Mobile data revenues were the fastest growing business segment, climbing 21.9% from the prior year. Altogether, service revenues rose 7.4% in the quarter.

At 2.2 billion reais, third quarter EBITDA was up 17.5% from the year-earlier quarter, with the EBITDA margin, 24.6%, surpassing that of the year before by 2.3 percentage points. For the fourth consecutive quarter we had important improvements in EBITDA stemming from sustained reductions in maintenance costs and leased lines, as well as a reduction of spillover costs from capex into opex as investment projects are concluded.

On September 30th Claro Brazil was granted the use of 20MHz of spectrum nationwide in the 700MHz frequency for a 15-year period at a cost of 1,947 million reais. The spectrum will be used in conjunction with our 4G-LTE network.

On July 31st we received the necessary approvals from Anatel to fully merge all three companies in Brazil. This will allow us to operate as one single entity before year-end.

INCOME STATEMENT (IFRS)
Brazil
Millions of BrL
	3Q14	3Q13	Var.%	Jan -	Jan -	Var.%
				Sep 14	Sep 13
Total Revenues	8,915	8,368	6.5%	26,318	24,403	7.8%
Wireless Revenues	3,333	3,278	1.7%	10,069	9,636	4.5%
Service Revenues	3,057	2,957	3.4%	9,104	8,832	3.1%
Equipment Revenues	278	320	-13.2%	955	797	19.8%

Fixed Line and Other Revenues	5,986	5,391	11.1%	17,433	15,690	11.1%

EBITDA	2,189	1,862	17.5%	6,687	5,699	17.3%
% total revenues	24.6%	22.3%		25.4%	23.4%

EBIT	325	159	103.7%	1,287	1,021	26.0%
%	3.6%	1.9%		4.9%	4.2%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Brazil Operating Data (IFRS)

	3Q14	3Q13	Var.%
Wireless Subscribers (thousands)	69,636	67,432	3.3%
Postpaid	15,221	13,871	9.7%
Prepaid	54,415	53,561	1.6%
MOU	122	133	-8.7%
ARPU (BrL)	15	15	0.0%
Churn (%)	3.3%	3.1%	0.2
Revenue Generating Units (RGUs)*	35,564	31,876	11.6%
* Fixed Line, Broadband and Pay TV

Chile

We disconnected 104 thousand wireless prepaid subscribers in the period that were not generating traffic to finish September with 5.7 million wireless clients. Yet, on the postpaid platform we registered a 7.2% increase. Fixed RGUs of 1.2 million were up 7.9%.

Our revenues totaled 185.4 billion Chilean pesos in the quarter, down 5.8% from the year-earlier quarter. Wireless service revenues dropped 12.2% as voice revenues contracted 24.4% due to lower mobile termination rates and other regulatory measures implemented earlier in 2014. Data revenues increased 23.1% over the year as smartphones become more prevalent. Fixed-line revenues were up 7.6% driven by broadband and wire-line corporate services, which expanded 15.6% in annual terms.

EBITDA of 14.7 billion Chilean pesos increased 35.9% year-on-year and was equivalent to 7.9% of revenues.

INCOME STATEMENT (IFRS)
Chile
Millions of ChPL
	3Q14	3Q13	Var.%	Jan -	Jan -	Var.%
				Sep 14	Sep 13
Total Revenues	185,430	196,913	-5.8%	543,902	576,148	-5.6%
Wireless Revenues	126,952	141,408	-10.2%	369,675	417,254	-11.4%
Service Revenues	101,761	115,939	-12.2%	306,297	340,702	-10.1%
Equipment Revenues	25,284	25,483	-0.8%	63,708	76,532	-16.8%

Fixed Line and Other Revenues	62,418	58,001	7.6%	182,254	166,416	9.5%

EBITDA	14,701	10,814	35.9%	39,489	26,272	50.3%
% total revenues	7.9%	5.5%		7.3%	4.6%

EBIT	-30,380	-35,776	15.1%	-99,447	-107,947	7.9%
%	-16.4%	-18.2%		-18.3%	-18.7%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Chile Operating Data (IFRS)

	3Q14	3Q13	Var.%
Wireless Subscribers (thousands)	5,677	5,940	-4.4%
Postpaid	1,353	1,263	7.2%
Prepaid	4,323	4,677	-7.6%
MOU	171	204	-16.0%
ARPU (ChP)	4,899	6,339	-22.7%
Churn (%)	5.6%	5.4%	0.2
Revenue Generating Units (RGUs)*	1,236	1,146	7.9%
* Fixed Line, Broadband and Television

Colombia

We had 29.3 million wireless subscribers at the end of September, 3.3% more than in the prior year, having gained 182 thousand new clients in the quarter. Fixed RGUs showed an annual increase of 12.3% to reach 5.2 million; broadband accesses rose 19.0% while voice lines climbed 16.9%.

Revenues of 2.8 trillion Colombian pesos were 1.9% higher than in the year-earlier quarter, with service revenues declining 3.3% and equipment revenues rising 18.8%. Voice revenues dropped 6.4% on the wireless platform while data revenues increased 5.3%. Fixed line revenues of 596 billion Colombian pesos were up 10.8% in annual terms, with PayTV revenues expanding 14.8% and fixed data revenues rising 14.3%.

Third quarter EBITDA of 1.1 trillion Colombian pesos was down 8.4% from the prior year. The EBITDA margin for the period stood at 39.9% of revenues.

INCOME STATEMENT (IFRS)
Colombia
Billions of COP
	3Q14	3Q13	Var.%	Jan -	Jan -	Var.%
				Sep 14	Sep 13
Total Revenues	2,763	2,713	1.9%	8,341	7,958	4.8%
Wireless Revenues	2,171	2,166	0.2%	6,603	6,378	3.5%
Service Revenues	1,763	1,824	-3.3%	5,361	5,453	-1.7%
Equipment Revenues	398	335	18.8%	1,217	899	35.3%

Fixed Line and Other Revenues	596	537	10.8%	1,739	1,548	12.4%

EBITDA	1,103	1,204	-8.4%	3,367	3,602	-6.5%
% total revenues	39.9%	44.4%		40.4%	45.3%

EBIT	746	867	-13.9%	2,304	2,607	-11.6%
%	27.0%	32.0%		27.6%	32.8%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Colombia Operating Data (IFRS)

	3Q14	3Q13	Var.%
Wireless Subscribers (thousands)	29,291	28,364	3.3%
Postpaid	5,815	5,601	3.8%
Prepaid**	23,475	22,763	3.1%
MOU	224	220	1.8%
ARPU (CoP)	20,038	21,576	-7.1%
Churn (%)	3.8%	3.2%	0.6
Revenue Generating Units (RGUs)**	5,188	4,619	12.3%

* Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).** Fixed Line, Broadband and Television

** Fixed Line, Broadband and Television.

Ecuador

We had 12.3 million wireless subscribers by the end of September, 3.3% more than a year before, after net addition of 54 thousand. Our postpaid subscriber base grew twice as fast as the prepaid one at 7.1%. On the fixed-line platform we had 336 thousand fixed RGUs, 13.9% more than the prior year.

The quarter’s revenues reached 429 million dollars, with wireless service revenues increasing 2.2% annually on the back of data revenues that expanded 9.2%. However, equipment revenues dropped 24.8% in a year-over-year basis. Albeit from a small base, fixed-line revenues grew 9.9% over the year to 16 million dollars.

The quarter’s EBITDA, up 12.4% year-on-year, reached 203 million dollars and was equivalent to 47.2% of revenues.

We continue to invest in the development of a faster and more comprehensive mobile network. This process have allowed us to expand significantly the provision of internet services throughout the country and particularly in rural areas. This is a very important effort that will enable the country to improve its businesses and advance in the development of better health and education services.

INCOME STATEMENT (IFRS)
Ecuador
Millions of Dollars
	3Q14	3Q13	Var.%	Jan -	Jan -	Var.%
				Sep 14	Sep 13
Total Revenues	429	436	-1.5%	1,289	1,280	0.7%
Wireless Revenues	416	424	-1.8%	1,249	1,244	0.4%
Service Revenues	369	362	2.2%	1,101	1,059	3.9%
Equipment Revenues	47	62	-24.8%	149	184	-19.4%

Fixed Line and Other Revenues	16	15	9.9%	47	42	11.6%

EBITDA	203	180	12.4%	594	569	4.3%
% total revenues	47.2%	41.4%		46.1%	44.4%

EBIT	154	133	15.7%	447	431	3.7%
%	35.9%	30.6%		34.7%	33.7%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Ecuador Operating Data (IFRS)

	3Q14	3Q13	Var.%
Wireless Subscribers (thousands)	12,280	11,887	3.3%
Postpaid	2,418	2,258	7.1%
Prepaid	9,862	9,629	2.4%
MOU	144	156	-7.4%
ARPU (US$)	10	10	-2.4%
Churn (%)	2.6%	3.0%	(0.4)
Revenue Generating Units (RGUs)*	336	295	13.9%
* Fixed Line, Broadband and Television

Peru

We added 252 thousand new clients in the third quarter—half of them postpaid—to finish September with 12.3 million wireless subscribers, 7.3% more than a year before. On the fixed line platform we had 1.2 million fixed RGUs, which represent a 22.2% annual increase, driven by the growth of broadband accesses: 43.2%.

Revenues of 1.3 billion soles were 7.4% above the prior year’s. Wireless service revenues increased 3.6% on the back of data revenues that were up 15.8% year-over-year; they now represent 31.4% of service revenues. On the fixed platform, revenues increased 18.6% to 180 million soles.

Third quarter EBITDA of 483 million soles was 8.6% higher than the year before. The EBITDA margin stood at 36.3% of revenues.

We continue to expand our 4G-LTE platform; we now provide 4G services in 9 of the largest cities in Peru.

Fixed number portability was implemented in the third quarter; we are the leaders in terms of ported lines having gained 59% of the total ported lines during the period.

INCOME STATEMENT (IFRS)
Peru
Millions of Soles
	3Q14	3Q13	Var.%	Jan -	Jan -	Var.%
				Sep 14	Sep 13
Total Revenues	1,332	1,240	7.4%	3,887	3,558	9.2%
Wireless Revenues	1,152	1,086	6.1%	3,368	3,127	7.7%
Service Revenues	961	928	3.6%	2,853	2,687	6.2%
Equipment Revenues	183	154	18.8%	495	422	17.2%

Fixed Line and Other Revenues	180	152	18.6%	520	431	20.6%

EBITDA	483	445	8.6%	1,457	1,372	6.2%
% total revenues	36.3%	35.9%		37.5%	38.6%

EBIT	330	308	7.2%	1,005	960	4.7%
%	24.8%	24.8%		25.8%	27.0%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Peru Operating Data (IFRS)

	3Q14	3Q13	Var.%
Wireless Subscribers (thousands)	12,338	11,495	7.3%
Postpaid	3,795	3,275	15.9%
Prepaid	8,543	8,220	3.9%
MOU	145	138	5.1%
ARPU (Sol)	26	27	-3.8%
Churn (%)	4.4%	3.9%	0.5
Revenue Generating Units (RGUs)*	1,199	981	22.2%
* Fixed Line, Broadband and Television

Central America and the Caribbean

Our wireless subscriber base ended September with 19.3 million wireless clients. Aiming to unify our churn policy across América Móvil, we disconnected 858 thousand wireless prepaid subscribers in Panamá, Costa Rica and the Caribbean Islands. However, in the postpaid segment, we registered an annual increase of 8.1% in our base. On the fixed platform we had 6.8 million RGUs, 6.8% more than in 2013.

We generated revenues of 988 million dollars in the quarter, 1.6% more than in the precedent year. Wireless service revenues increased 4.0% year-on-year with data revenues rising 6.1% and voice revenues growing 2.6% as MOUs climbed 15.1% in the period. Wire-line revenues increased 0.4%—after more than eight years of revenue contraction—mostly driven by the expansion of PayTV revenues.

Third quarter EBITDA of 343 million dollars was 4.4% higher than a year before. The EBITDA came in at 34.7% of revenues, 0.9 percentage points above the prior year.

INCOME STATEMENT (IFRS)
Central America and The Caribbean
Millions of Dollars
	3Q14	3Q13	Var.%	Jan -	Jan -	Var.%
				Sep 14	Sep 13
Total Revenues	988	973	1.6%	2,941	2,895	1.6%
Wireless Revenues	592	572	3.5%	1,761	1,702	3.4%
Service Revenues	549	528	4.0%	1,631	1,577	3.4%
Equipment Revenues	43	44	-2.8%	130	125	3.9%

Fixed Line and Other Revenues	398	396	0.4%	1,187	1,199	-1.0%

EBITDA	343	329	4.4%	995	968	2.8%
% total revenues	34.7%	33.8%		33.8%	33.5%

EBIT	85	64	32.3%	240	187	28.1%
%	8.6%	6.6%		8.2%	6.5%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Central America and the Caribbean Operating Data (IFRS)

	3Q14	3Q13	Var.%
Wireless Subscribers (thousands)	19,327	22,530	-14.2%
Postpaid	3,352	3,102	8.1%
Prepaid	15,975	19,428	-17.8%
MOU	215	187	15.1%
ARPU (US$)	9	8	15.7%
Churn (%)	6.4%	3.8%	2.6
Revenue Generating Units (RGUs)*	6,844	6,407	6.8%
* Fixed Line, Broadband and Television

United States

We finished September with 25.9 million subscribers, 12.4% more than a year before, after adding 385 thousand subs in the third quarter. TracFone has strengthened its position as the fifth largest operator in the United States through both consistent organic growth and targeted acquisitions.

Third quarter revenues were up 15.5% year-on-year to 1.7 billion dollars, with service revenues rising 14.7%. Data revenue growth of 17.8% helped bring about a 2.6% increase in ARPU.

EBITDA came in at 157 million dollars representing a 9.1% margin relative to revenues. It declined 23.4% from the year-earlier quarter mostly on account of greater subscriber acquisition costs brought about by the surge in net subscriber additions.

INCOME STATEMENT (IFRS)
United States
Millions of Dollars
	3Q14	3Q13	Var.%	Jan -	Jan -	Var.%
				Sep 14	Sep 13
Total Revenues	1,726	1,494	15.5%	5,096	4,499	13.3%
Service Revenues	1,567	1366	14.7%	4,609	3,984	15.7%
Equipment Revenues	158	128	23.8%	487	515	-5.4%

EBITDA	157	205	-23.4%	583	429	36.0%
% total revenues	9.1%	13.7%		11.4%	9.5%

EBIT	149	196	-24.2%	558	401	39.0%
%	8.6%	13.1%		10.9%	8.9%

United States Operating Data (IFRS)

	3Q14	3Q13	Var.%
Wireless Subscribers (thousands)	25,904	23,043	12.4%
MOU	540	520	4.0%
ARPU (US$)	20	20	2.6%
Churn (%)	4.0%	4.1%	(0.1)

Telekom Austria Group

Our subscriber base ended up with 19.9 million subscribers, decreasing 1.4% compared to the prior year.

Third quarter revenues were up 4.2% year-on-year to 1.1 billion euros, with equipment revenues increasing 25.3%.

Our EBITDA of 410 million euros increased 25.6% in the third quarter and now represents 37.2% of our total revenues, 6.3 percentage points above the prior year.

INCOME STATEMENT (IFRS)
Telekom Austria Group
Millions of Euros
	3Q14	3Q13	Var.%	Jan -	Jan -	Var.%
				Sep 14	Sep 13
Total Revenues	1,102	1,057	4.2%	3,079	3,185	-3.3%
Wireless Revenues	730	705	3.6%	2,062	2,103	-1.9%
Service Revenues	603	625	-3.5%	1,782	1,858	-4.1%
Equipment Revenues	89	71	25.3%	226	224	0.9%

Fixed Line and Other Revenues	371	352	5.5%	1,017	1,082	-6.0%

EBITDA	410	327	25.6%	1,013	990	2.3%
% total revenues	37.2%	30.9%		32.9%	31.1%

EBIT	201	118	70.5%	368	345	6.7%
%	18.3%	11.2%		12.0%	10.8%

Telekom Austria Group Operating Data (IFRS)

	3Q14	3Q13	Var.%
Wireless Subscribers (thousands)	19,903	20,187	-1.4%
Postpaid	13,963	13,911	0.4%
Prepaid	5,940	6,276	-5.4%
MOU	300	293	2.3%
ARPU (US$)	10	11	-5.0%
Churn (%)	1.9%	1.9%	0.0
Revenue Generating Units (RGUs)*	4,369	4,335	0.8%
* Fixed Line, Broadband and Television

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM	Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wirelesssubscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EDGE	Enhanced Data rates for GSM Evolution. A technology that gives GSM the capacity to handle data services for the third generation mobile telephony.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U. S. dollars divided by total ADRs equivalent.

Equity subscribers	Subscribers weighted by the economic interest held in each company.

GSM	Global System for Mobile communications. It is the world s leading and fastest growing mobile standard.

GPRS	General Packet Radio Service. Enables GSM networks to offer higher capacity, Internet-based-content and packet-based data services. It is a second generation technology.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.

Market share	A company s subscriber base divided by the total number of subscribers in that country.

MOU	Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt/ EBITDA	The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes,depreciation and amortization.

Prepaid	Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid	Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

Push-to-talk	Enables compatible mobile phones to function like two-way radios.

SMS	Short Message Service.

SAC

Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates Local Currency Units per USD

	3Q14	3Q13	Var.%	Jan - Sep 14	Jan - Sep 13	Var.%

Mexico
EoP	13.45	13.01	3.4%	13.45	13.01	3.4%
Average	13.10	12.92	1.4%	13.12	12.68	3.4%
Brazil
EoP	2.45	2.23	9.9%	2.45	2.23	9.9%
Average	2.28	2.29	-0.6%	2.29	2.12	8.1%
Argentina
EoP	8.43	5.79	45.5%	8.43	5.79	45.5%
Average	8.30	5.59	48.5%	7.99	5.28	51.3%
Chile
EoP	599	504	18.8%	599	504	18.8%
Average	577	507	13.8%	561	488	14.9%
Colombia
EoP	2,028	1,915	5.9%	2,028	1,915	5.9%
Average	1,910	1,908	0.1%	1,943	1,854	4.8%
Guatemala
EoP	7.67	7.93	-3.3%	7.67	7.93	-3.3%
Average	7.77	7.88	-1.5%	7.77	7.84	-0.9%
Honduras
EoP	21.39	20.69	3.4%	21.39	20.69	3.4%
Average	21.21	20.62	2.8%	21.00	20.43	2.8%
Nicaragua
EoP	26.27	25.02	5.0%	26.27	25.02	5.0%
Average	26.11	24.87	5.0%	25.80	24.57	5.0%
Costa Rica
EoP	546	506	7.9%	546	506	7.9%
Average	545	506	7.8%	545	505	7.9%
Peru
EoP	2.89	2.78	4.0%	2.89	2.78	4.0%
Average	2.82	2.79	1.3%	2.81	2.68	5.0%
Paraguay
EoP	4,474	4,439	0.8%	4,474	4,439	0.8%
Average	4,286	4,444	-3.5%	4,410	4,245	3.9%
Uruguay
EoP	24.70	22.06	12.0%	24.70	22.06	12.0%
Average	23.69	21.69	9.2%	22.94	20.15	13.8%
Dominican Republic
EoP	43.87	42.54	3.1%	43.87	42.54	3.1%
Average	43.68	42.43	2.9%	43.40	41.57	4.4%

Exchange Rates Local Currency units per Mexican Peso

	3Q14	3Q13	Var.%	Jan - Sep 14	Jan - Sep 13	Var.%

USA
EoP	0.07	0.08	-3.3%	0.07	0.08	-3.3%
Average	0.08	0.08	-1.4%	0.08	0.08	-3.3%
Brazil
EoP	0.18	0.17	6.3%	0.18	0.17	6.3%
Average	0.17	0.18	-2.0%	0.17	0.17	4.5%
Argentina
EoP	0.63	0.45	40.7%	0.63	0.45	40.7%
Average	0.63	0.43	46.4%	0.61	0.42	46.3%
Chile
EoP	44.5	38.7	14.9%	44.5	38.7	14.9%
Average	44.0	39.2	12.2%	42.8	38.5	11.0%
Colombia
EoP	150.8	147.1	2.5%	150.8	147.1	2.5%
Average	145.7	147.7	-1.3%	148.1	146.2	1.3%
Guatemala
EoP	0.57	0.61	-6.5%	0.57	0.61	-6.5%
Average	0.59	0.61	-2.9%	0.59	0.62	-4.2%
Honduras
EoP	1.59	1.59	0.0%	1.59	1.59	0.0%
Average	1.62	1.60	1.4%	1.60	1.61	-0.6%
Nicaragua
EoP	1.95	1.92	1.5%	1.95	1.92	1.5%
Average	1.99	1.93	3.5%	1.97	1.94	1.5%
Costa Rica
EoP	40.55	38.85	4.4%	40.55	38.85	4.4%
Average	41.57	39.13	6.2%	41.57	39.86	4.3%
Peru
EoP	0.21	0.21	0.5%	0.21	0.21	0.5%
Average	0.22	0.22	-0.2%	0.21	0.21	1.5%
Paraguay
EoP	332.5	341.1	-2.5%	332.5	341.1	-2.5%
Average	327.1	344.0	-4.9%	336.3	334.8	0.4%
Uruguay
EoP	1.84	1.70	8.3%	1.84	1.70	8.3%
Average	1.81	1.68	7.6%	1.75	1.59	10.0%
Dominican
EoP	3.26	3.27	-0.3%	3.26	3.27	-0.3%
Average	3.33	3.28	1.5%	3.31	3.28	0.9%

For further information please visit our website at:

www.americamovil.com

Legal Disclaimer

América Móvil, S.A.B. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 28, 2014

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos José García Moreno Elizondo
Name: Title:	Carlos José García Moreno Elizondo Chief Financial Officer